COMMENTS RECEIVED ON 03/16/2020

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity U.S. Multifactor ETF

POST-EFFECTIVE AMENDMENT NO. 59

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with an upcoming amendment.

2.

“Fund Summary” (prospectus)

“Investment Objective”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

3.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4.

“Fund Summary” (prospectus)

“Fee Table”

“Let's say, hypothetically, that the annual return for shares of the fund is 5% and that your shareholder fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. For every $10,000 you invested, here's how much you would pay in total expenses if you sell all of your shares at the end of each time period indicated:”

C:

The Staff requests we state that investors may pay brokerage commissions on their purchases and sales of ETF shares, which are not reflected in the example.

R:

This disclosure is included in the second sentence of the paragraph preceding the Fee Table section, which provides as follows:

“Investors may pay brokerage commissions on their purchase and sale of fund shares, which are not reflected in the table or example below.”

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we briefly describe the component selection criteria in the summary section, as well as explain how index components are included or excluded.

R:

The requested information is contained in the section entitled, “Investment Details - Other Investment Strategies” in the prospectus. We believe the fund’s principal investment strategies in the summary section are appropriately disclosed. As a result, we have not modified the disclosure.

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the use of statistical sampling in the “Principal Investment Strategies” section of the “Fund Summary” since there is a reference to sample selection in the “Principal Investment Risks” section.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N‐ 1A. The fund’s statistical sampling strategy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. Accordingly, we do not believe additional disclosure is needed.

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Fidelity U.S. Multifactor Index℠. The Fidelity U.S. Multifactor Index℠ is designed to reflect the performance of stocks of large and mid-capitalization U.S. companies with attractive valuations, high quality profiles, positive momentum signals, and lower volatility than the broader market.”

C:

The Staff requests we clarify if these factors are the “multifactors” referenced in the name of the fund.

R:

The factors for identifying securities of companies in the fund‘s index using the rules‐based index methodology are listed in the description of the fund’s index in the above referenced disclosure.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Fidelity U.S. Multifactor Index℠. The Fidelity U.S. Multifactor Index℠ is designed to reflect the performance of stocks of large and mid-capitalization U.S. companies with attractive valuations, high quality profiles, positive momentum signals, and lower volatility than the broader market.”

C:

The Staff requests we explain what “high quality profiles” are.

R:

The complete index methodology is available on the fund’s website. Disclosure regarding additional information with respect to the index is in the “Fund Basics” section under “Other Investment Strategies.” Accordingly, we do not believe additional disclosure is needed.

9.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk.  The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff requests we disclose the fund’s concentration policy in the fund’s strategy section and add a separate concentration risk.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N- 1A. The fund’s concentration policy is disclosed in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we do not believe additional disclosure is needed.

10.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The universe of stocks for consideration in the index, which is intended to reflect the broader equity market, consists of the largest 1,000 U.S. stocks based on market capitalization and certain liquidity and investability requirements.”

C:

Since the largest 1,000 U.S. stocks would include small cap issues, the Staff requests we disclose the fund’s small cap exposure in the “Principal Investment Strategies” section and add corresponding risks.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range (Frequently Asked Questions About Rule 35d−1 (Investment Company Names FAQ)). As disclosed under “Principal Investment Strategies” in the “Fund Summary” and “Fund Basics” sections, the fund’s index “is designed to reflect the performance of stocks of large and mid-capitalization U.S. companies…” The large and mid-cap stocks for the ETF’s index will be selected from a universe of the largest 1,000 U.S. stocks. Accordingly, we do not believe that small cap strategy and risk disclosure is appropriate for this fund.

11.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The universe of stocks for consideration in the index, which is intended to reflect the broader equity market, consists of the largest 1,000 U.S. stocks based on market capitalization and certain liquidity and investability requirements.”

C:

The Staff requests we disclose the approximate number of index components that are included in this 1,000 stock universe.

R:

We believe the fund’s index is appropriately described in the principal investment strategies section. Additional information regarding the index is contained in “Other Investment Strategies,” which provides, among other things, that stocks in the universe with the highest composite scores based on four factors - valuation, quality, momentum and volatility - are identified for inclusion in the index. Moreover, the fund’s index components are disclosed on the fund’s website. Accordingly, we do not believe additional disclosure is needed.

12.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.”

C:

The Staff requests we disclose these types of securities in the principal investment strategies sections.

R:

The fund does not have a principal investment policy of investing in preferred stock, convertible securities and warrants. As a result, we believe the fund’s existing disclosure remains appropriate.

13.

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm supplementally that the futures contracts and swaps are in the fund’s 20% basket.

R:

We confirm that the futures contracts and swaps are in the 20% basket.

14.

“Additional Information about the Purchase and Sale of Shares” (prospectus)

“Costs Associated with Creations and Redemptions”

C:

The Staff requests we disclose that the maximum total redemption fees will not exceed 2% of the value of the shares redeemed.

R:

The fund’s fees in connection with redemptions of Creation Units will comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed.